# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bankwell Financial Group, Inc., CIK 0001505732
CUSIP: 06654A103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001607543
Persons authorized to receive notices and communications: Mitchell Lampert, Esq., Robinson & Cole, LLP, 1055 Washington Blvd., Stamford, Connecticut (CT), 06901, (203) 462-7559

## Reporting persons
- George P. Bauer (CIK 0001607543): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 392,180; shared voting power 0; sole dispositive power 392,180; shared dispositive power 0; aggregate amount beneficially owned 392,180 (4.98% of the class)
  Comment: * The number of shares over which the Reporting Person has sole voting and dispositive power includes (i) 237,085 shares of Common Stock owned by the Reporting Person; (ii) 1,600 shares of Common Stock granted to the Reporting Person on December 30, 2022, of which 800 shares have vested as of December 12, 2025 and 800 shares remain unvested, with 400 shares each to vest on January 2, 2026 and January 2, 2027, respectively; (iii) 1,600 shares of Common Stock granted to the Reporting Person on December 31, 2021, of which 1200 shares have vested as of December 12, 2025 and 400 shares remain unvested, with the 400 shares to vest on January 2, 2026; and (ii) 153,895 shares of Common Stock beneficially owned by The Bauer Foundation, of which the Reporting Person serves as president and holds investment and voting power with respect to such shares.
  
  ** Calculated based on 7,877,443 shares of the common stock, no par value, of Bankwell Financial Group, Inc. outstanding as of October 31, 2025, as reported in Bankwell Financial Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Bankwell Financial Group, Inc.
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840

## Item 2. Identity and Background
Name of person filing: This statement is being filed by the Reporting Person, George P. Bauer.
Residence or business address: The address of the Reporting Person is 499 Silvermine Road, New Canaan, CT 06840
Present principal occupation or employment: The Reporting Person's principal occupation is an investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D filed by the Reporting Person on May 23, 2014 is hereby incorporated by reference.

Since the filing of Schedule 13D by the Reporting Person on May 23, 2014, the Reporting Person has acquired additional shares of Common Stock through (i) exercise of all the warrants granted to the Reporting Person, (ii) aggregate awards of 11,640 shares of restricted stock granted pursuant to the 2012 Bankwell Financial Group, Inc. Stock Plan, and (iii) award of 1,600 shares of restricted stock granted pursuant to the 2022 Bankwell Financial Group, Inc. Stock Plan. The Reporting person has also sold a certain number of shares of Common Stock in open-market transactions. All shares of Common Stock acquired by the Reporting Person were acquired with personal funds or pursuant to equity compensation arrangements with the Company.

As of the date of this Amendment No. 1, the Reporting Person owns (i) directly 237,085 shares of Common Stock, (ii) directly 1,600 shares of Common Stock which were granted to the Reporting Person on December 30, 2022, of which 800 shares have vested and 800 shares remain unvested, with 400 shares each to vest on January 2, 2026 and January 2, 2027, respectively; (iii) directly 1,600 shares of Common Stock granted to the Reporting Person on December 31, 2021, of which 1200 shares have vested and 400 shares remain unvested, with the 400 shares to vest on January 2, 2026; and (ii) indirectly 153,895 shares of Common Stock through The Bauer Foundation, of which the Reporting Person serves as president and holds investment and voting power with respect to such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired and currently holds the shares of the Company's Common Stock, as described herein, for investment purposes. The Reporting Person believed that the shares, when purchased, represented an attractive investment opportunity.

The Reporting Person is no longer a director of the Company. He does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is currently the beneficial owner of 392,180 shares of Common Stock and the beneficial owner of 4.98% of the total issued and outstanding shares of Common Stock of the Company.1

1 This total includes: (i) 238,285 shares of Common Stock beneficially owned directly by the Reporting Person; and (ii) 153,895 shares of Common Stock beneficially owned by The Bauer Foundation, of which Mr. Bauer serves as president and holds investment and voting power with respect to such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 392,180 shares of the Company's Common Stock.
Transactions in the class effected during the past sixty days: Between December 8, 2025 and December 10, 2025, the Reporting Person sold 22,226 shares of the Company's common stock via open market sales (the "Open Market Sales"). The Open Market Sales are set forth in Schedule A and are incorporated by reference herein. There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 10, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock. This Amendment No. 1 constitutes the Reporting Person's final amendment to Schedule 13D unless and until beneficial ownership again exceeds five percent.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

## Signatures
- George P. Bauer: /s/ George P. Bauer, George P. Bauer (12/18/2025)